

February 16, 2011

via U.S. mail and facsimile to (407) 872-0848

Mr. Michael Borish, Chief Financial Officer
Freedom Environmental Services, Inc.
11372 United Way
Orlando, FL 32824

> **RE: Freedom Environmental Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2009 filed May 7, 2010**
> **Forms 10-Q for the Periods Ended March 31, 2020, June 30, 2010 and**
> **September 30, 2010**
> **Forms 8-K filed July 21, 2010 and January 4, 2011**
> **File No. 0-53388**

Dear Mr. Borish:

We have reviewed your response letter dated February 9, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

General

1. Where you have responded with "proposed modifications" and/or "suggested language", please confirm to us you will include such disclosure in future filings, beginning with your December 31, 2010 Form 10-K.

2. In your amended filings, please include a prominently located explanatory note addressing the reason(s) for why the amendment is being filed.

Management's Discussion and Analysis, page 16

Results of Operations, page 20

3. We have read your response to comment 2 in our letter dated December 22, 2010. Please tell us and revise future filings to discuss the nature of the costs that were reclassified from cost of goods sold to general and administrative expenses, and quantify the impact to these line items for the periods presented. Also as previously requested, please explain what you mean by "cost of operations" in the sentence "In addition, the Company cost of operations decrease due to reduced and excess waste" and how this item has appropriately been included within cost of goods sold.

Note 7 – Note Payable, page F-16

4. We have read your response to comment 6 in our letter dated December 22, 2010. You have told us that the first convertible note (your Reference A) had an original balance of $293,250. However, we note from the table in your response and the footnote that the amount was $600,000. Please explain/reconcile. If the original balance was, in fact, $600,000 instead of the $293,250, address the appropriateness of the calculation of the related beneficial conversion feature.

Item 9A. Controls and Procedures, page 23

5. We have read your response to comment 7 in our letter dated December 22, 2010. You have told us "As to ensuring that information required to be disclosed was communicated to management as appropriate to allow timely decision regarding required disclosure, the Company's disclosure controls and procedures were effective in this regard as of December 31, 2009." It appears as though you are saying that your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosures. However, you may not conclude that this part, i.e., that disclosure controls and procedures were accumulated and communicated, was effective, while the rest, i.e., that they were recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, was not. Therefore, please confirm only to us, if true, that your conclusion regarding ineffectiveness is based on the full definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15e as of December 31, 2009.

Form 10-Q for the period ended March 31, 2010

Item 4. Controls and Procedures, page 25

6. We have read your response to comment 8 in our letter dated December 22, 2010. Please amend each of the Forms 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010 to disclose that there were changes in internal control over financial reporting that could materially affect, or are reasonably likely to materially affect, your internal control over financial reporting, during each of the respective quarters. Therein, also disclose the clarifying information you have provided in your response, i.e., that the Company hired qualified accountants to assist it in implementing controls and accounting policies, etc.

Form 8-K filed July 21, 2010

7. We have read your response to comment 10 in our letter dated December 22, 2010. Please tell us when the amended Form 8-K, that includes the financial statements of Brownies Waste Water Solutions, Inc. and B&P Environmental Services LLC, as well as the required pro forma information, will be filed.

Form 10-Q for the period ended June 30, 2010

8. We have read your response to comment 11 in our letter dated December 22, 2010. It appears you have told us that the $671,384 is related to the convertible debt initiated in December 2008 that was later forgiven/waived in accordance with the Asset Purchase Agreement of July 17, 2010. However, it appears that that amount that was forgiven/waived was only $315,625. Please advise.

Form 10-Q for the period ended September 30, 2010

Note 12 – Business Combination, page 19

9. We have read your response to comment 13 in our letter dated December 22, 2010. We re-issue this comment, as it is not clear from your response the date the 48 million shares were issued, nor what day the acquisition actually closed. Also, we note from page 3 of the Exhibit 21 to the July 21, 2010 Form 8-K the purchase price of the acquisition. Therein, Section 1.2 states that Michael J. Ciarlone, Harvey Blonder and Gary A. Goldstein and Anita Goldstein as tenants by entireties, will each be issued 15,000,000 shares of the purchaser's common voting stock, and Robin and Robert Bailey as tenants by entireties shall be issued 3,000,000 shares of common voting stock. Thus, it appears the total amount of shares to be issued is 63 million shares. Please explain or reconcile this with the 48 million shares previously disclosed.

Management's Discussion and Analysis, page 21

10. We have read your response to comment 14 in our letter dated December 22, 2010. We re-issue the first bullet point of our comment. That is, on page 9 you have recorded $1.6 million in equipment as an apparent result of the Brownies Waste Water Solutions, Inc acquisition. Please tell us and revise future filings in MD&A or the footnote to discuss the nature of the acquired equipment, and what the $58,700 purchase of equipment constituted as shown on the statement of cash flows.

Form 8-K filed January 4, 2011

11. We note the Asset Purchase Agreement entered into with Clean Fuel, LLC on December 13, 2010. Please tell us how significant the financial statements of the acquired company are and what periods are required pursuant to Rule 8-04(b) of Regulation S-X. If financial statements are required under Rule 8-04, please amend your Form 8-K immediately to indicate you have not provided required financial statements yet and state when they will be filed, as required by Item 9.01(a)(4) of Form 8-K.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief